Phillip C. Widman

Senior Vice President and Chief Financial Officer
Telephone: (203) 222-5969
Facsimile: (203) 227-1647
E-mail: phil.widman@terex.com

December 14, 2007

Kevin L. Vaughn

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terex Corporation Form 10-K for the year ended December 31, 2006, filed February 28, 2007, File No. 001-10702 (the “10-K”)

Dear Mr. Vaughn:

I have received a copy of your letter dated November 30, 2007 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. The following sets forth the text of each of the items addressed in your letter and the response of Terex Corporation (“us”, “we”, “our”, “Terex”, or the “Company”) with respect to each of such items.

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Business Description – Overview, page 33

Comment:

1.          We note that you represent the disclosure of Return on Invested Capital, or ROIC, in the last paragraph on page 34 of this Form 10-K and on page 27 of Form 10-Q for the quarterly period ended September 30, 2007. We note in the Form 10-Q as of September 30, 2007, you refer to ROIC as a “non-GAAP metric.” Please tell us how you have considered the guidance in Item 10(e) of Regulation S-K in presenting this metric. In this regard, please specifically tell us how you have considered Item 10(e)(4) of

Regulation S-K.

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

Response:

As we set out in the 10-K, we disclose Return on Invested Capital, or ROIC, because it is a significant unifying metric we use in measuring our operating performance, showing how effectively we use money invested in our operation. As we disclose, we calculate ROIC by dividing the last four quarters’ Income from operations (including Operating income from discontinued operations) by the average of the sum of Total stockholders’ equity plus Debt less Cash and cash equivalents for the last five quarters. Debt is calculated using the amounts for Notes payable and current portion of long-term debt plus Long-term debt, less current portion.

Item 10(e) of Regulation S-K defines the term “non-GAAP financial measures” with respect to use of financial measures in Commission filings. Item 10(e)(4) excludes from such definition of non-GAAP financial measures any financial measure that is solely a ratio or statistical measure calculated using exclusively financial measures calculated in accordance with GAAP.

In reviewing our definition of ROIC in light of Item 10(e)(4), we note the following components are included:

Income from operations	(Consolidated Statement of Income)

Operating income from discontinued operations

Total stockholders’ equity	(Consolidated Balance Sheet)
Notes payable and current portion of long-term debt	(Consolidated Balance Sheet)
Long-term debt, less current portion	(Consolidated Balance Sheet)
Cash and cash equivalents	(Consolidated Balance Sheet).

To the extent that our ROIC for a particular period includes operating income from discontinued operations, we believe that ROIC is a “non-GAAP financial measure”, because that item excludes amounts (i.e., interest and other income/expense from discontinued operations) that are included in the most directly comparable measure calculated and presented in accordance with GAAP, which is Income from discontinued operations – net of tax (which appears in the Consolidated Statement of Income). To the extent that ROIC for a particular period does not include any operating income from discontinued operations, then ROIC would not be a non-GAAP financial measure, as it will then be a statistical measure calculated using exclusively financial measures calculated in accordance with GAAP and directly stated in our financial statements.

Accordingly, when we present ROIC and it is determined to be a non-GAAP financial measure, we will apply the guidance of Item 10(e) and provide appropriate disclosure to reconcile amounts used in our ROIC calculation to the most directly comparable measure calculated and presented in accordance with GAAP.

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

Comment:

2.          We note your disclosure that Return on Invested Capital, or ROIC, is the unifying metric you use to measure your operating performance. In your future filings, please provide your investors with a better understanding of why you calculate ROIC by dividing the last four quarters’ income from operations (including operating income from discontinued operations) by the average of the sum of total stockholders’ equity plus debt less cash and cash equivalents for the last five quarters. For example, explain why ROIC is calculated using a different number of quarters in the numerator versus the denominator and why operating income from discontinued operations is included in the numerator. Also provide your investors with an understanding of why you use ROIC as your unifying metric as opposed to a more standard metric such as return on shareholders’ equity.

Response:

In our applicable future filings, we will provide additional disclosure so that our investors will have a better understanding of how and why we make use of ROIC. This will include: (a) why we calculate ROIC by dividing the last four quarters’ Income from operations (including operating income from discontinued operations) by the average of the sum of Total stockholders’ equity plus Debt less Cash and cash equivalents for the last five quarters, including (i) why ROIC is calculated using a different number of quarters in the numerator versus the denominator, and (ii) why operating income from discontinued operations is included in the numerator; and (b) why we use ROIC as our unifying metric as opposed to other metrics such as return on shareholders’ equity.

In this regard, we propose to include in our applicable future filings disclosure similar to the following:

We calculate ROIC using the last four quarters’ Income from operations as this represents the most recent twelve month period at any given point of determination. In order for the denominator of the ROIC ratio to properly match the operational period reflected in the numerator, we include the average of five quarter’s ending balance sheet amounts so that the denominator includes the average of the opening through ending balances (on a quarterly basis) over the same time period as the numerator (four quarters of average invested capital). We included operating income from discontinued operations in the numerator of our calculation of ROIC because the ROIC metric is intended to compare total enterprise operational return to a total enterprise denominator that is based on amounts that include invested capital of discontinued operations in the balances. We believe that this total enterprise ROIC calculation, including operating income from discontinued operations, provides a more complete performance metric.

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

We utilize ROIC as a unifying metric because we feel that it measures how effectively we invest our capital and provides a better measure to compare ourselves to peer companies to assist in assessing how we drive operational improvement. We believe that ROIC measures return on the full enterprise-wide amount of capital invested in our business, as opposed to another metric such as return on shareholder’s equity that only incorporates book equity, and is thus a more accurate and descriptive measure of our performance. We also believe that adding Debt less Cash and cash equivalents to Total stockholders’ equity provides a better comparison across similar businesses regarding total capitalization, and that ROIC highlights the level of value creation as a percentage of capital invested. Consistent with this belief, we make use of ROIC in evaluating executive performance and compensation, as we have previously disclosed in the Compensation Discussion and Analysis in our proxy statement for the 2007 annual meeting of stockholders.

Results of Operations, page 35

Comment:

3.          We note throughout your discussion of your results of operations, you attribute increases in revenues and gross profit to “pricing actions” and “increased unit volume.” Please revise future filings to quantify the effects of changes in prices and volume on your revenues. Refer to Item 303(A)(3)(iii) of Regulation S-K. Please note this comment also applies to your Form 10-Q as of September 30, 2007.

Response:

We note that Item 303(A)(3)(iii) requires a narrative discussion of the extent to which increases in prices or in the volume of goods sold impact net sales or revenues. In our applicable future filings, we will expand our narrative disclosure to quantify the extent to which changes in prices and volume cause material increases or decreases in our net sales and revenues.

Comment:

4.          We note that you attribute changes in your results of operations to various factors. For example, in your Terex Construction segment, you state that SG&A costs increased due to “product development efforts, engineering expenses ahead of new product launches, business development in China, targeted promotion programs, and increased resources to manage sales growth in certain businesses.” Please revise future filings to quantify the effects of each of the significant items impacting your results for the period. Refer to Item 303(A)(3)(i) of Regulation S-K.

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

Response:

Pursuant to Item 303(A)(3)(i), in our applicable future filings, we will quantify each significant item that is attributed as having a material impact on the Company’s financial results for the period discussed.

Comment:

5.          It appears that you have identified the significant items impacting your results of operations; however, your MD&A does not appear to provide sufficient analysis of these items in order for an investor to understand your results of operations. Please expand your MD&A in future filings to discuss the underlying causes for the various changes. For example, discuss why sales of certain products are increasing while sales of other products are declining. In this regard, please also revise to discuss any known trends that have had or will have a material impact on your results. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Response:

In our applicable future filings, we will expand the disclosure in our MD&A to more fully discuss the underlying causes for material changes in our results of operations. As required by Item 303(A)(3)(ii), we will also discuss in our applicable future filings any known trends that have had or which we reasonably expect will have a material impact on our results.

Comment:

6.          We note your disclosures on pages 54 and F-16 that you have significant sales in foreign countries. Please revise your MD&A in future filings to quantify the effects of foreign currency exchange rates on your revenues and costs.

Response:

In our applicable future filings, we will quantify in our MD&A the effects of foreign currency exchange rates on our revenue and costs to the extent significant.

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

Comment:

7.          We note that the amounts shown here for loss on early extinguishment of debt and loss on disposition of discontinued operations do not reconcile with the corresponding amounts shown on the statement of income for the year ended December 31, 2006 or in the respective footnotes to the financial statements. We note similar discrepancies in your Form 10-Q as of September 30, 2007. Please revise future filings to discuss the reasons for any differences between the amounts presented here and the amounts presented on the statements of income and in the footnotes to the financial statements.

Response:

In our applicable future filings, we will discuss the reasons for any differences between the amounts shown for loss on early extinguishment of debt and loss on disposition of discontinued operations on (a) our Consolidated Statement of Cash Flows and (b) our Consolidated Statement of Income and footnotes to the financial statements.

In this regard, we propose to include in our applicable future filings disclosure that will include a description of the following differences:

With respect to the loss on early extinguishment of debt, our Consolidated Statement of Income for the year ended December 31, 2006 showed a $23.3 million figure while our Consolidated Statement of Cash Flows for this period showed a $7.2 million amount. The $23.3 million amount in the Consolidated Statement of Income included (a) cash payments of $15.6 million for call premiums associated with the repayment of $300 million of outstanding debt, (b) $7.2 million of non-cash charges for accelerated amortization of debt acquisition costs associated with the outstanding debt and (c) cash payments of $0.5 million for expenses related to the termination of our previous credit facility, and all flowed into the calculation of Net Income. In preparing the Consolidated Statement of Cash Flows, the non-cash item (b) needed to be added back to Net Income to reflect cash flow appropriately.

With respect to the loss on disposition of discontinued operations, our Consolidated Statement of Income for the year ended December 31, 2006 showed a $7.7 million loss while our Consolidated Statement of Cash flows for this period reflected a $6.5 million amount. This is because the loss shown on the Consolidated Statement of Income included both a $6.5 million loss representing the difference between purchase price received and the carrying amount of the net assets of the discontinued operation and a $1.2 million tax provision

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

recorded on the disposition because for tax purposes the cash received was greater than our basis, both of which flowed into the calculation of Net Income. For the Consolidated Statement of Cash Flows, only the loss of $6.5 million is added back to Net Income to appropriately reflect cash flow in this line item, while the $1.2 million is a non-cash item that is already included as part of the deferred tax line item on the statement.

Note A – Basis of Presentation, page F-8

Revenue Recognition, page F-9

Comment:

8.          We note your disclosures on page F-39 regarding your buyback guarantees. Please tell us and revise this note in future filings to disclose how you recognize revenue on arrangements that contain the buyback guarantee. Tell us how you have considered the guidance in EITF 95-1 and SFAS 13 in accounting for these transactions.

Response:

We, from time to time, issue buyback guarantees in conjunction with certain sales agreements. These primarily relate to trade value agreements (“TVA’s”) in which a customer may trade-in equipment in the future at a stated price/credit, if certain conditions are met by the customer. The trade in price/credit is determined at the time of the original sale of equipment. In conjunction with the trade-in, these conditions include a requirement to purchase new equipment at fair market value at the time of trade-in, which fair value is required to be of equal or greater value than the original equipment cost. Other conditions also include the general functionality and state of repair of the machine. Additionally, we note that there is no commitment that a particular type of equipment will be available in the future to the customer. We believe that any credit provided to customers under a TVA/buyback guarantee, which is expected to be equal to or less than the fair value of the equipment returned on the trade-in date, is a guarantee to be accounted for in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.”

We believe that the original sale of equipment, accompanied by a buyback guarantee, is a multiple element transaction wherein we offer our customer the right, after some period of time, for a limited period of time, to exchange purchased equipment for a fixed price trade-in credit toward another of our products. We believe that the fixed price trade-in credit should be accounted for under the guidance provided by FIN 45. Pursuant to this right, we have agreed to make a payment (in the form of a trade-in credit) to the customer contingent upon the customer exercising its right to trade-in the original purchased equipment. Under the guidance of FIN 45, we record the fixed price trade-in credit at its fair value.

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

            We sell the equipment containing a buyback guarantee to both (i) rental fleet purchasers/customers who will lease the equipment to end users, with no involvement of Terex in those rental programs and (ii) purchasers who will use the equipment for their own use. However, we do not believe that it is a requirement to consider these transactions as being within the scope of FAS 13, paragraph 21 (for type (i)) or EITF 95-1 (for type (ii)). Both of these accounting standards were written with a single sale transaction in mind, i.e., the buyback guarantee is not conditioned on a future sale transaction. Therefore, the buyback guarantee could be related only to that original sale transaction. The purchaser's decision whether to invoke the buyback guarantee would be based solely or primarily on the relationship between the fair value of the equipment and the guaranteed price at the date that the guarantee could be invoked.

In a situation where the guarantee can be invoked only in connection with a subsequent purchase of a replacement asset by the original purchaser, a question arises as to whether the buyback guarantee should be associated with the original sale or the potential future transaction. In these “multiple-element transactions,” the buyback guarantee functions as an inducement for the purchaser to enter into a subsequent purchase transaction, rather than as an “exit strategy” in connection with the original equipment purchase. Accordingly, we believe that it is appropriate to associate the guarantee with the potential future transaction if (1) the purchaser is not economically compelled to enter into a future transaction, and (2) the expected intrinsic value of the credit, if any, is small relative to the profit that would be expected from a future qualifying sale transaction. These conditions have been met in our TVA transactions.

The reasoning articulated above is consistent with the thought process expressed in the majority view of the EITF in Issue 00-24, “Revenue Recognition: Sales Arrangements That Include Specified-Price Trade-in Rights.”

Accordingly, as noted above, we have accounted for the trade in credit as a separate deliverable in a multiple element arrangement. We will revise our disclosures regarding buyback guarantees to further clarify the nature of these agreements and we will revise our revenue recognition policy disclosures to address how we account for revenue arrangements which include buyback guarantees, in both cases consistent with the discussion set out above.

In connection with these responses, the Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin L. Vaughn

Securities and Exchange Commission

December 14, 2007

If I can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Phillip C. Widman

cc:	Ronald M. DeFeo
Eric I Cohen